EXHIBIT 21.1

SUBSIDIARIES OF CBEYOND COMMUNICATIONS, INC.

Jurisdiction
Cbeyond Communications, LLC (formerly, Egility Communications, LLC)	Delaware limited liability company

Cbeyond Communications of Texas, L.P.	Delaware limited partnership

Cbeyond Holdings of Texas, LLC	Delaware limited liability company

Cbeyond Leasing, Inc.	Delaware corporation

Cbeyond Leasing, LP	Delaware limited partnership

Cbeyond Leasing of Texas, LLC	Delaware limited liability company